Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 December 2019. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 December 2019
(£m)
Capitalisation
Equity
Shareholders’ equity	33,973
Other equity instruments	4,865
Non-controlling interests	61
Total equity	38,899

Indebtedness

Subordinated liabilities	12,586

Debt securities
Debt securities in issue	76,431
Liabilities held at fair value through profit or loss (debt securities)	7,531
Total debt securities	83,962

Total indebtedness	96,548

Total capitalisation and indebtedness	135,447

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 December 2019, all indebtedness was unsecured except for £37.1 billion of securitisation notes and covered bonds and £2.1 billion of debt securities issued by the Group’s asset-backed conduits.

The Group issued US$500 million of Additional Tier 1 securities on 27 January 2020. Apart from the issuance of €309 million of dated subordinated liabilities on 16 March 2020 and the redemption of €309 million of dated subordinated liabilities on 16 March 2020, there have been no issuances or redemptions of subordinated liabilities since 31 December 2019.

There has been no material change in the information set forth in the table above since 31 December 2019.